UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 14, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Strategic Diagnostics, Inc.

File No. 000-22400 - CF# 27884

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   Strategic Diagnostics, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on February 8, 2012.

   Based on representations by Strategic Diagnostics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

     Exhibit 99.1   through February 2, 2022

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

          Craig E. Slivka
          Special Counsel